FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒          Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐         No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

NATIONAL BANK OF GREECE S.A.

Sale of Banka NBG Albania Sh.A

Athens, 2 February 2018

National Bank of Greece S.A. (“NBG” or the “Bank”) has entered into a definitive agreement for the sale of its entire stake (100%) in its subsidiary, Banka NBG Albania Sh.A. (“NBG Albania”) to American Bank of Investments SA (“ABI”). The transaction is being implemented in the context of NBG’s Restructuring Plan and in-line with its commitments towards European Commission’s DG Competition.

The transaction is capital accretive to NBG (based on Q3 2017 CET 1 ratio) and is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania.

UBS Limited is acting as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer LLP and CR Partners are acting as international and local legal counsels, respectively, to NBG. Kerameus & Partners is acting as legal counsel to ABI.

About NBG Albania

NBG Albania started operating in Albania in 1996 as the Tirana Branch of NBG. In 2012, it became a fully-licensed, independent bank and since then it operates as a 100%-owned subsidiary of NBG. NBG Albania offers a wide spectrum of financial products to its retail and corporate clientele, including lending products, deposits, trade finance, cash management and treasury services amongst others.

About ABI

American Bank of Investments SA, is a wholly owned subsidiary of Tranzit Sh.p.k, an Albanian non-banking financial institution focused on providing flexible financing options to companies and individuals. ABI is licensed to perform credit and deposit activities, payment services in Albania and abroad as well as other banking activities in accordance with Albanian laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: February 2nd, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: February 2nd, 2018

Director, Financial Division